SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

CAMTEK LTD.
 (Name of Issuer)

Ordinary Shares, NIS 0.01 par value per share
(Title of Class of Securities)

M207 91105
(CUSIP Number)

Lior Aviram	Richard Gilden
Shibolet Co.	Kramer Levin Naftalis & Frankel LLP
4 Berkowitz St.	Avenue of the Americas
64238 Tel Aviv	New York, NY 10036
Israel	212-715-9486
011-972-3-7778333

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 20, 2006 to March 10, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP NO.	M207 91 105

13D
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Priortech Ltd. (formerly “PCB Ltd.”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) BK
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,805,230 Ordinary Shares, NIS 0.01 par value per share
	9.	Shared Dispositive Power 0
	10.	Shared Dispositive Power 17,805,230 Ordinary Shares, NIS 0.01 par value per share
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,805,230 Ordinary Shares, NIS 0.01 par value per share
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO.	M207 91 105

13D
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rafi Amit
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,560 Ordinary Shares, NIS 0.01 par value per share
	8.	Shared Voting Power 17,805,230 Ordinary Shares, NIS 0.01 par value per share
	9.	Shared Dispositive Power 40,560 Ordinary Shares, NIS 0.01 par value per share
	10.	Shared Dispositive Power 17,805,230 Ordinary Shares, NIS 0.01 par value per share
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,845,790 Ordinary Shares, NIS 0.01 par value per share
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 61%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO.	M207 91 105

13D
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yotam Stern
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) OO, BK
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 104,600 Ordinary Shares, NIS 0.01 par value per share
	8.	Shared Voting Power 17,805,230 Ordinary Shares, NIS 0.01 par value per share
	9.	Shared Dispositive Power 104,600 Ordinary Shares, NIS 0.01 par value per share
	10.	Shared Dispositive Power 17,805,230 Ordinary Shares, NIS 0.01 par value per share
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,909,830 Ordinary Shares, NIS 0.01 par value per share
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 61.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO.	M207 91 105

13D
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Itzah Krell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,805,230 Ordinary Shares, NIS 0.01 par value per share
	9.	Shared Dispositive Power 0
	10.	Shared Dispositive Power 17,805,230 Ordinary Shares, NIS 0.01 par value per share
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,805,230 Ordinary Shares, NIS 0.01 par value per share
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 60.9%
14.	Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 1 (this “Amendment”) relates to the Schedule 13D filed on August 8, 2002 (the “Schedule 13D”), by the reporting persons.

Item 2. Identity and Background.

(b) Residence or business address

Priortech Ltd.
Industrial Zone P.O. Box 631
Migdal Ha'Emek, 10556
Israel

Item 3. Source and Amount of Funds or Other Consideration.

Rafi Amit used personal funds to purchase an aggregate of 40,560 ordinary shares, NIS 0.01 par value per share (the “Issuer Ordinary Shares”) of Camtek Ltd. (the “Issuer”).

Yotam Stern used personal funds and a bank loan to purchase an aggregate of 104,600 Issuer Ordinary Shares.

Item 4. Purpose of Transaction.

Priortech Ltd. (“Priortech”), Rafi Amit, Yotam Stern and Itzhak Krell intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s shares, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer.

Priortech’s proceeds from the transactions discussed below in Item 5(c) were used to expand operations of Advanced Multilayer Interconnect Technologies Ltd., a wholly-owned private subsidiary of Priortech.

Rafi Amit and Yotam Stern acquired an aggregate of 145,160 Issuer Ordinary Shares for investment purposes.

(a) The transactions entered into by Priortech discussed below in Item 5(c) would affect the disposition of securities of the issuer if and when any of the options are exercised.

Further to the transaction dated December 6, 2009, Migdal Insurance Company Ltd. (“Migdal”) exercised 250,000 of the 1,135,491 options granted to it to acquire Issuer Ordinary Shares from Priortech on March 10, 2010.

As of March 10, 2010 no other options granted by Priortech to sell Issuer Ordinary Shares to the holders of such options have been exercised by such holders.

Item 5. Interest in Securities of the Issuer.

(b) As of March 10, 2010, Priortech beneficially owns 17,805,230 Issuer Ordinary Shares, representing approximately 60.9% of the issued and outstanding Issuer Ordinary Shares.  To the knowledge of Priortech, none of the directors or executive officers of Priortech beneficially own any Issuer Ordinary Shares, other than as described below.

As a result of a voting agreement among each of Messrs. Rafi Amit, Yotam Stern and Itzhak Krell, each of these individuals may be deemed to beneficially own the 17,805,230 Issuer Ordinary Shares owned by Priortech and may be deemed to share the power to vote and dispose of all such Issuer Ordinary Shares.

As of March 10, 2010, Mr. Rafi Amit beneficially owned 17,845,790 Issuer Ordinary Shares, or approximately 61% of the outstanding Issuer Ordinary Shares.  Mr. Amit shares the power to vote and dispose of 17,805,230 Issuer Ordinary Shares owned by Priortech, and has the sole power to vote and dispose of 40,560 Issuer Ordinary Shares.  On November 15, 2007, Rafi Amit exercised options to purchase 9,560 Issuer Ordinary Shares at an exercise price of $0.00.  On September 5, 2008, Rafi Amit exercised options to purchase 16,500 Issuer Ordinary Shares at an exercise price of $0.00.  On November 13, 2009, Rafi Amit exercised options to purchase 5,500 Issuer Ordinary Shares at an exercise price of $0.00.  On December 27, 2009, Rafi Amit acquired 9,000 Issuer Ordinary Shares upon the exercise of Restricted Share Units (“RSU”) granted under the Issuer’s Restricted Share Unit Plan (“RSU Plan”).

        As of March 10, 2010, Mr. Yotam Stern beneficially owned 17,909,830 Issuer Ordinary Shares, or approximately 61.3% of the outstanding Issuer Ordinary Shares.  Mr. Stern shares the power to vote and dispose of 17,805,230 Issuer Ordinary Shares owned by Priortech, and has the sole power to vote and dispose of 104,600 Issuer Ordinary Shares.  On July 28, 2000, Yotam Stern purchased 65,000 Issuer Ordinary Shares.  On November 15, 2007, Yotam Stern exercised options to purchase 21,600 Issuer Ordinary Shares at an exercise price of $0.00.  On September 5, 2008, Yotam Stern exercised options to purchase 10,800 Issuer Ordinary Shares at an exercise price of $0.00.  On November 13, 2009, Yotam Stern exercised options to purchase 3,600 Issuer Ordinary Shares at an exercise price of $0.00.  On December 27, 2009, Yotam Stern acquired 3,600 Issuer Ordinary Shares upon the exercise of RSUs granted under the Issuer’s RSU Plan.

                As of March 10, 2010, Mr. Itzhak Krell beneficially owned 17,805,230 Issuer Ordinary Shares, or approximately 60.9% of the outstanding Issuer Ordinary Shares.  Mr. Krell shares the power to vote and dispose of these shares owned by Priortech.  Mr. Krell disposed of 41,500 Issuer Ordinary Shares.

(c) On June 20, 2006, Priortech sold 2,440,000 Issuer Ordinary Shares to a number of Israeli institutional investors at a price of $6.13 per share (which was equal to approximately 27.34 NIS on such date), and issued options to sell an additional 1,220,000 Issuer Ordinary Shares at an exercise price of $7.05 per share (which was equal to approximately 31.45 NIS per share on such date), which options expire on June 20, 2010.

On December 6, 2009, Priortech issued an option to Migdal to purchase 1,135,491 Issuer Ordinary Shares at an exercise price of 5.62 NIS per share (which was equal to approximately $1.49 per share on such date), which option expires on June 30, 2012.  On March 10, 2010, Migdal exercised 250,000 of the 1,135,491 options granted to it.

On January 12, 2010, Priortech sold 550,000 Issuer Ordinary Shares to Arena Capital Zirat Mischar (2009) Ltd. at a price of 8.93 NIS per share (which was equal to approximately $2.42 per share on such date).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Priotech entered into option warrant agreements dated June 20, 2006, with a number of Israeli institutional investors pursuant to which Priortech granted the investors 1,220,000 options to purchase an equal amount of Issuer Ordinary Shares at an exercise price of $7.05 per share expiring on June 20, 2010.

Priortech entered into a share purchase and allocation of option warrants agreement dated December 6, 2009, with Migdal pursuant to which Priortech granted Migdal 1,135,491 options to purchase an equal amount of Issuer Ordinary Shares at an exercise price of $1.49 per share expiring on June 30, 2012.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1	English Summary of the Option Warrant Agreements dated June 20, 2006 between Priortech Ltd. and a number of Israeli Institutional Investors.*
2	English Summary of the Share Purchase and Allocation of Option Warrants Agreement dated December 6, 2009 between Priortech Ltd. and Migdal Insurance Company Ltd.*
3	Joint Filing Agreement, dated February 13, 2001, among the signatories to this Schedule 13D/A.+

* Filed herewith.
+ Incorporated by reference to the Schedule 13G filed with the SEC on February 13, 2001.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

April 30, 2010
Priortech Ltd.

By: /s/Yotam Stern
Name: Yotam Stern
Title: Chief Executive Officer

By: /s/Rafi Amit
Rafi Amit

By: /s/ Yotam Stern
Yotam Stern

By: /s/ Itzhak Krell
Itzhak Krell